UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
      ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Technology Holdings North America Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    May 20, 2022

Physical Address of Issuer:

100 Wilshire Boulevard, Suite 700, Santa Monica, CA 90401, United States

Website of Issuer:

https://vama.com

Current Number of Employees:

18

	Most recent fiscal year-end (2024) (Audited)	Prior fiscal year-end (2023) (Audited)
Total Assets	$1,405,342	$589,801
Cash & Cash Equivalents	$1,231,087	$558,844
Accounts Receivable	$0	$0
Current Liabilities	$156,426	$57,854
Long-Term Liabilities	$15,910	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(4,334,803)	$(272,150)

TABLE OF CONTENTS


April 29, 2025

Technology Holdings North America Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Technology Holdings North America Inc. ("**Vama**," the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://vama.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 29, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including <u>Exhibit A</u> and <u>Exhibit B</u>, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of

historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Technology Holdings North America Inc.
(Issuer)

By: /s/ Carlos Cruz
(Signature)

Carlos Cruz
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Carlos Cruz
(Signature)

Carlos Cruz
(Name)

Director
(Title)

April 29, 2025
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 29, 2025

Technology Holdings North America Inc.



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Technology Holdings North America Inc., operating as Vama, a Santa Monica-based instant messaging fintech company, is revolutionizing daily interactions through mobile applications. Offering simplicity, security, and convenience, Vama's unified platform facilitates seamless communication and secure transactions with just a tap. Our goal is to integrate user-friendly payments into a chat messaging platform, providing individuals with an effortless way to connect and send money within a single application.

The Company was incorporated in Delaware on May 20, 2022 and is headquartered and qualified to conduct business in California and Delaware. The Company sells its products throughout the United States.

On November 15, 2023, Carlos Cruz, the CEO and Founder of the Company, transferred to the Company his ownership of all of the ordinary shares of VAMA INT PTE Ltd. ("**VAMA Singapore**"), a Singapore company. As a result of the share transfer, VAMA Singapore became a wholly-owned subsidiary of the Company.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is https://vama.com. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company is controlled by one owner who exercises voting control.

Carlos Cruz, the CEO and Founder of the Company, is currently the sole owner of the Company's Class A Voting Common Stock and exercises voting control. Subject to any fiduciary duties owed to our other shareholders under Delaware law, Mr. Cruz will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and approval of significant Company transactions, and will have significant control over the Company's management and policies. As such, Mr. Cruz may have interests that are different from yours. For example, he may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, he could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to shareholder approval.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, lack of, or reduced, revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research,

development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in the electric vehicle industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability.

If we are unsuccessful in adding users of our app, or if our app clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We have developed a mobile app that allows users to send secure messages and files to each other, and intend to offer the ability to make payments seamlessly within the same platform. The amount of users of our app and our client's level of engagement is critical to our success. Our financial performance is significantly determined by our success in adding, retaining, and engaging active users of our app and the services offered. If clients do not perceive our app or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to

provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

If the Company is unable to obtain approval from the various jurisdictions for its payment processing feature, or such approvals are delayed, it would have a material adverse effect on its business.

The Company is seeking to offer an app that will allow users to make payments seamlessly (in addition to sending secure messages and files to each other). Processing payments for users requires the approval of state banking regulators in each state in the U.S. This is done through the Multistate MSB Licensing Agreement Program which provides for two phases of approval. The first phase approves the general license application. The second phase is then for each state agency to perform a review of state-specific license application information. The Company has submitted its general license application for the first phase. Once phase one is approved, the Company intends to target up to 10 states in the second phase at the outset and then will seek additional state approvals thereafter This process can be time-consuming and expensive and there are no guarantees that such state approvals will be ever obtained, or obtained in a timely manner. The inability to obtain such state approvals, or any associated delays, would have a material adverse effect on the Company's business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

Vama has a vision to provide a simple, secure, and convenient way for users to communicate and transact with each other using a single application. By integrating payments into the chat platform, users can easily and securely send money to each other without the need for multiple apps or complicated processes. This would not only save users time and effort, but also provide a more streamlined and cohesive experience. In addition to payments, Vama's chat platform would provide a secure and private way for users to communicate with each other. Strong encryption and other security measures would be implemented to protect user data and privacy.

Business Plan

Vama's flagship product is a mobile application that is intended to provide users with a seamless and convenient way to communicate and transact with each other. The Vama mobile app allows users to send secure messages and files to each other, and intends to offer the ability to make payments seamlessly within the same platform. The chat function of the Vama app provides secure and private messages. The app also allows users to easily manage their conversations, making it simple to find and reference past messages and files. The payment function of the Vama app will provide a simple and secure way for users to send and receive money. Users will be able to link their debit cards or credit cards to the app, and then send or receive payments directly within the chat platform. The app will provide real-time payment confirmation, making it easy for users to keep track of their transactions. Overall, Vama's flagship product will offer a convenient and secure way for users to communicate and transact with each other in one easy-to-use app. By combining chat and payments in one platform, Vama is simplifying the user experience and providing a more efficient and cohesive solution for users who want to communicate and transact with ease.

Currently, Vama is available on the iOS and Android platforms. The Vama app currently allows users to chat with one another with end-to-end encryption. The Company is seeking the regulatory approvals required to allow users to also make peer-to-peer payments with the app, like Venmo. Pending regulatory approvals, all current users, inside and outside the U.S., are currently using the app for messaging only, not for payments.

The Company will not earn fees when the app is being used for messaging alone, although it might earn money from advertisements. When and if the app is used for payments, the Company intends to charge fees to users. The Company has not yet adopted a fee structure but plans to use a model like Venmo's.

The Company plans to significantly expand its business by investing in technology and product development and sales and marketing. Any capital we raise in the future will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Vama	App that allows users to chat with one another with end-to-end encryption. The Company is seeking the regulatory approvals required to allow users to also make peer-to-peer payments with the app, like Venmo.	Direct-to-Consumer

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

On the messaging side, Vama competes with companies and apps like:
- Apple (iMessage)

- Signal

- Telegram

- WhatsApp

- Messenger

- Viber

- Snapchat

These competitors compete on the strengths of their installed bases in their domains, like Meta (WhatsApp, Facebook Messenger, Instagram chat) and Apple (iMessage); on powerful security and user privacy features, such as iMessage, Telegram and Signal, and those that target specific user segments, such as Discord (gaming), and Twitch (gaming live streams).

All of our competitors provide their instant chat applications at no cost to users; either because they are natively embedded in their operating system or technology platform (Apple and Facebook), or harness user data and insights into user behavior for deep learning and precision targeting (Facebook Messenger and WhatsApp).

On the payment side, Vama will compete with companies and apps like:
- Venmo (more P2P), U.S. market only

- PayPal (more B2B, C2B), international

- CashApp, U.S. market only

- Apple Cash, U.S. market only

These competitors are dedicated "pure-play" payments apps, and a few have strengths as payment gateways that online merchants can incorporate onto their online shopping platforms as the payments and settlement facility.

The Company believes that combining messaging and payment features will prove highly desirable to consumers. Users can use Vama to easily chat, have conversations with friends and family, and send money to the same friends and family - without the need to switch between different apps to and from to inform each other of the money transfer. This gets especially confusing if there are several different people to make payments to. Safe, secure and ensured protection of personal information will be Vama's focus.

Customer Base

Our customer base is users on the iOS and Android platforms who are interested in messaging and payment applications.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not own any registered patents or trademarks. The Company has licensed the name "Vama" from its wholly-owned subsidiary VAMA Singapore, as well as the logo used by the Company. Additionally, the Company is authorized to use any technology patents and trademark registrations that may be held by VAMA Singapore. Pursuant to the license agreement, as long as the Company is actively distributing the app, the license agreement is perpetual and royalty-free.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to the laws and regulations of U.S. federal, state and local governmental authorities. The Company plans to first complete its federal Money Services Business (MSB) registration with FinCEN. Following federal registration, the Company intends to submit its initial state license applications to eight (8) states as part of the first phase. Upon approval of phase one, the Company plans to target up to ten (10) additional states in the second phase and will continue pursuing approvals in further states thereafter. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Carlos Cruz	Chief Executive Officer, Founder and Director	CEO, Founder and Director of Technology Holdings North America Inc., 2022 – Present Responsible for strategy, operations, and general CEO responsibilities. CEO of Talent Writers, LLC, 2015 – 2021 CEO of Magicstar Arrow, Inc., 2012 - 2021	Universidad Del Valle De Guatemala, Associate of Industrial Technology, specializing in Industrial Engineering, 2004
Bryan Nguyen	Head of Engineering	Head of Engineering of Technology Holdings North America Inc., 2022 – Present Responsible for designing and building the architecture and framework for the Company's product. Senior Software Engineer at Soothe, 2020 - 2021 Responsible for leading a team of four iOS engineers to enhance the Soothe for Providers and Soothe Client apps and building and launching multiple innovative services to increase monthly revenue.	University of California, Santa Cruz, B.S., Computer Science, 2017
Wee Boon Siah	Chief Technology Officer	CTO of Technology Holdings North America Inc., 2024 – Present Responsible for technology matters. CTO and Co-Founder of 8BIT Global Pte Ltd, 2018 – 2023 Responsible for technology and product matters and development.	National University of Singapore, Bachelor's Degree in Computing Science, 2004

Biographical Information

Carlos Cruz: Carlos is the CEO, Founder and Director of the Company. He is an accomplished international entrepreneur with a remarkable track record of success in operating several multi-million-dollar companies, including as CEO of Magicstar Arrow Inc. and Service Benefits LLC. A master of operations, multi-channel product distribution, and marketing, Carlos has a proven ability to increase sales, grow bottom lines, and spearhead operational improvements that drive productivity and reduce costs. With a keen eye for detail and a pragmatic approach, Carlos thrives in dynamic, demanding environments. His advanced software development skills and intuitive strategies have led to the development of an iOS app used by over 10,000 global users monthly. Carlos's exceptional communication skills and strong negotiation abilities have been essential in negotiations with vendors and other software developers. As the CEO of the Company, Carlos is responsible for leading operations and strategic direction with full responsibility for bottom-line factors, including long-range planning, global product management, and iOS development processes. He provides cross-functional management and general oversight of seven computer programming contractors, ensuring a dedicated and motivated team of personnel ready to provide the highest quality service to their customers.

Bryan Nyugen: Bryan is the Head of Engineering for the Company. He is a driven and self-motivated software engineer. With a passion for researching and implementing cutting-edge technologies, Bryan has experience in developing, testing, and maintaining enterprise software applications for several top-tier companies. As Head of Engineering at the Company, Bryan led a team of engineers to launch a chat framework, feed, and payment system. He researched and architected the technology stack for both the backend and frontend and built the iOS platform hands-on, using cutting-edge architecture and frameworks. As a Senior Software Engineer at Soothe, Bryan led a team of four iOS engineers to enhance the Soothe for Providers and Soothe Client apps, building and launching multiple innovative services to increase monthly revenue from $5 to $8 million dollars. He also refactored and architected the iOS codebase from MVC to MVVM with coordinators, improving stability for both apps. Bryan's extensive technical expertise in several programming languages, including Swift, Objective-C, GraphQL, REST, React, C, C++, Java, and Python, make him a versatile engineer who can take on a wide range of projects. He is also experienced in deploying and maintaining AWS Cloud Services. Bryan is a skilled problem-solver with a passion for innovation and exploring new possibilities. His research and implementation of cutting-edge technologies demonstrate his ability to stay ahead of the curve.

Wee Boon Siah: Wee Boon, known as Bernard, is the Chief Technology Officer for the Company. He is an experienced technology leader with over 15 years of experience in software development, product management, and innovative technology solutions. He has held prominent roles, including Chief Technology Officer at GoodWhale Pte Ltd, where he pioneered the integration of AI-driven analytics and developed advanced algorithms using Google Gemini and OpenAI's GPT-4.0. Previously, he co-founded 8BIT Global Pte Ltd and led the technological growth of the company to an impressive $3 million ARR. His experience spans across various industries, including government technology, financial services, and marine technology, where his leadership in engineering teams, data solutions, and project management consistently delivered business-transforming results. Bernard holds a Bachelor's degree in Computing from the National University of Singapore, with additional certifications in product management, agile methodologies, and Scrum.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 18 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Third Amended and Restated Certificate of Incorporation and to the applicable provisions of Delaware law.

The Company effected a 5,000 to 1 stock split in March 2023 and created additional classes of capital stock, including Class A Voting Common Stock and Class B Non-Voting Common Stock. All outstanding shares of Common Stock as of the stock split were converted into Class A Voting Common Stock. Further, in November 2023, the Company increased its authorized shares of Common Stock and effected a 3 to 1 stock split for all outstanding Class A Voting Common Stock.

On April 26, 2024, the Company further increased its authorized shares of Common Stock and effected a 1 to 3.312462611 forward stock split for all outstanding Class A Voting Common Stock and Class B Non-Voting Common Stock. As a result, the Company's authorized capital stock now consists of 700,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"), of which 500,000,000 shares are designated as "**Class A Voting Common Stock**" and 200,000,000 shares are designated as "**Class B Non-Voting Common Stock**", and 10,000,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**").

As of the date of this Form C-AR, after reflecting the April 2024 forward stock split and shares issued after the date of the forward stock split (including bonus shares of Class B Non-Voting Common stock based on the size of an investor's investment), 496,869,392 shares of Class A Voting Common Stock and 11,229,443 shares of Class B Non-Voting Common Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Class A Voting Common Stock
Amount Outstanding	496,869,392*
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None

*Reflects a 1 to 3.312462611 forward stock split, effected on April 26, 2024.

Type	Class B Non-Voting Common Stock
Amount Outstanding	11,229,443*
Par Value Per Share	$0.0001
Voting Rights	None
Anti-Dilution Rights	None

* Reflects a 1 to 3.312462611 forward stock split, effected on April 26, 2024. Also includes shares issued (including bonus shares) before and after the date of the forward stock split.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$510,261
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $40,000,000

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$1,763,512
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $149,000,000

Outstanding Debt

As of the date of this Form C-AR, the Company does not have any outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$10,000	10,000*	General Working Capital	May 20, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$510,261	225	Product Development and General Working Capital	August 15, 2023	Reg. CF
Class B Non-Voting Common Stock	$5,563,659	11,229,443**	Product Development and General Working Capital	Various Dates between December 3, 2023 and April 21, 2025	Regulation D Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$1,763,512	886	Product Development and General Working Capital	Various Dates between February 2, 2024 and January 31, 2025	Reg. CF

*In March 2023, the Company effected a 1 for 5,000 forward stock split. As such, the 10,000 shares of outstanding Common Stock on such date became 50,000,000 shares of Common Stock which were converted into Class A Voting Common Stock. Further, in November 2023, the Company effected a 1 for 3 forward stock split on Class A Voting Common Stock. Subsequently, in April 2024, the Company effected a 1 to 3.312462611 forward stock split of all Common Stock. As such, these shares now represent 496,869,392 shares of Class A Voting Common Stock.

** Includes 3,573,001 of Bonus Shares issued in connection with the offering (after reflecting prior forward stock splits).

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Carlos Cruz	496,869,392 shares of Common Stock	100%

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operating History of the Company

The Company has a limited operating history. The Company was profitable during its first year of operations but it may not be profitable on a consistent basis in the future, which may make it difficult for potential investors to evaluate the Company's business and assess the future viability and prospects of the Company.

Results of Operations

Revenues: The Company was formed as a Delaware corporation on May 20, 2022. For fiscal year 2024 the Company had total net revenues of $0; while for fiscal year 2023, the Company had total net revenues of $0.

Operating Expenses: Operating expenses were $4,336,114 for fiscal year 2024; while they were $344,490 for fiscal year 2023.

Net Income: The Company realized a net loss of $(4,334,803) in fiscal year 2024; while for fiscal year 2023, the Company realized a net loss of $(272,150).

Cash and Cash Equivalents

As of March 31, 2025, the Company had an aggregate of approximately $633,199 in cash and cash equivalents, leaving the Company with approximately 2 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

As of December 31, 2024, the Company had total current assets of $1,301,123 and current liabilities of $156,426, resulting in an accumulated deficit of $(4,613,996). As of December 31, 2023, the Company had total current assets of $589,801and current liabilities of $57,854, resulting in an accumulated deficit of $(265,099) as of December 31, 2023.

The Company previously raised $1,763,512 through a crowdfunding offering which closed on January 31, 2025.

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the

Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) On November 15, 2023, Carlos Cruz, the CEO and Founder of the Company, transferred to the Company his ownership of all of the ordinary shares of VAMA INT PTE Ltd. ("VAMA Singapore"), a Singapore company. As a result of the share transfer, VAMA Singapore became a wholly-owned subsidiary of the Company. The Company remains a party to a License Agreement with VAMA Singapore, dated September 11, 2021. Pursuant to the License Agreement, the Company has licensed the name "Vama" from its wholly-owned subsidiary VAMA Singapore, as well as the logo used by the Company. Additionally, the Company is authorized to use any technology patents and trademark registrations that may be held by VAMA Singapore. Pursuant to the License Agreement, as long as the Company is actively distributing the app, the License Agreement is perpetual and royalty-free.

(b) The Company's CEO and Founder, Carlos Cruz, is the founding member of two (2) other entities: Technology Services Group Pte Ltd ("TSG") and Service Benefits LLC ("SB"). Throughout 2024 and 2023, TSG provided IT and software development services in the total amount of $1,010,000 and $55,000, respectively, and SB provided marketing services in exchange for $616,100 and $10,000, respectively. Payables to TSG as of December 31, 2024, and December 31, 2023, amounted to $8,298 and 0, respectively, while payables to SB as of December 31, 2024, and December 31, 2023, amounted to $2,942 and 0, respectively.

EXHIBIT B
FINANCIALS (AUDITED)
(EXHIBIT B TO FORM C-AR)

April 29, 2025

Technology Holdings North America Inc.



TECHNOLOGY HOLDINS NORTH AMERICA, INC. dba. VAMA

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Technology Holdings North America, Inc.
dba. Vama
Los Angeles, California

Opinion

We have audited the accompanying consolidated financial statements of Technology Holdings North America, Inc. dba. Vama (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2024, the related consolidated statement of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024, and the results of its consolidated operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Prior Period Financial Statements

The financial statements of the Company as of and for the year ended December 31, 2023, were audited by other auditors whose report dated April 12, 2024, expressed an unmodified opinion on those statements.

SetApart Accountancy Corp.

April 16, 2025
Los Angeles, California

TECHNOLOGY HOLDINGS NORTH AMERICA INC. DBA. VAMA
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2024

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,231,087	$	558,844
Prepaids		35,979		-
Other Receivable		34,057		30,957
Total Current Assets		1,301,123		589,801
Right of Use Assets, Net of Amortization		104,218		-
Total Assets	$	1,405,342	$	589,801
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	7,500	$	-
Due to Related Party		19,357		-
Accrued Expenses		2,700		53,249
Accrued Payroll		33,893		4,605
Lease Liability, Short-Term		92,975		-
Total Current Liabilities		156,426		57,854
Lease Liability, Long-Term		15,910		-
Total Liabilities		172,335		57,854
STOCKHOLDERS EQUITY				
Class A Voting Common Stock, $0.0001 par, 500,000,000 shares authorized, 496,869,392 and 150,000,000 shares issued and outstanding as of December 31, 2024 and 2023		50,686		15,999
Class B Non Voting Common Stock, $0.0001 par, 200,000,000 shares authorized, 9,083,003 and 428,450 shares issued and outstanding as of December 31, 2024 and 2023		908		43
SAFEs		1,754,894		464,296
Subscription Receivable		(1,000)		(1,000)
Additional Paid in Capital (APIC)		4,041,515		317,708
Retained Earnings/(Accumulated Deficit)		(4,613,996)		(265,099)
Total Stockholders' Equity		1,233,006		531,946
Total Liabilities and Stockholders' Equity	$	1,405,342	$	589,801

See accompanying notes to financial statements.

TECHNOLOGY HOLDINGS NORTH AMERICA INC. DBA. VAMA
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
Net Revenue	$	-	$	-
Cost of Revenue		-		-
Gross profit		-		-
Operating expenses				
Advertising and Marketing		954,462		51,635
Legal and Professional		402,033		138,498
Selling, General and Administrative		2,979,649		154,358
Total operating expenses		4,336,144		344,490
Operating Income/(Loss)		(4,336,144)		(344,490)
Interest Expense		-		-
Other Income/(Loss)		1,341		72,340
Income/(Loss) before provision for income taxes		(4,334,803)		(272,150)
Benefit/(Provision) for income taxes		-		-
Net Income/(Net Loss)	$	**(4,334,803)**	$	**(272,150)**

See accompanying notes to financial statements.

TECHNOLOGY HOLDINGS NORTH AMERICA INC. DBA. VAMA
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

(in , $US)	Class A Voting Common Stock		Class B Non Voting Common Stock		SAFE	Subscription Receivable	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount					
Balance—December 31, 2022	10,000	$ 1,000	-	$ -	-	(1,000)	$ -	$ 7,051	$ 7,051
Issuance of Stock	-	-	428,450	43	-	-	317,708	-	317,751
Stock Split 1:5000	49,990,000	4,999	-	-	-	-	-	-	4,999
Stock Split 1:3	100,000,000	10,000	-	-	-	-	-	-	10,000
Issuance of SAFEs	-	-	-	-	464,296	-	-	-	464,296
Net income/(loss)	-	-	-	-	-	-	-	(272,150)	(272,150)
Balance—December 31, 2023	150,000,000	15,999	428,450	43	464,296	(1,000)	317,708	(265,099)	531,947
Issuance of Stock	-	-	5,897,987	590	-	-	3,723,807	-	3,724,397
Stock Split 1:3.312462611	346,869,392	34,687	2,756,566	276	-	-	-	-	34,963
Issuance of SAFEs	-	-	-	-	1,290,598	-	-	-	1,290,598
Consolidation adjustment	-	-	-	-	-	-	-	(14,094)	(14,094)
Net income/(loss)	-	-	-	-	-	-	-	(4,334,803)	(4,334,803)
Balance—December 31, 2024	496,869,392	$ 50,686	9,083,003	$ 908	1,754,894	(1,000)	$ 4,041,515	$ (4,613,996)	$ 1,233,007

See accompanying notes to financial statements.

TECHNOLOGY HOLDINGS NORTH AMERICA INC. DBA. VAMA
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(4,334,803)	$	(272,150)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of ROU Assets		71,022		-
Interest on lease labilities		5,645		
Consolidation adjustment		(14,094)		
Changes in operating assets and liabilities:				
Prepaids		(35,979)		-
Other Receivable		(3,100)		(30,957)
Due to Related Party		19,357		-
Accounts Payable		7,500		-
Accrued Expenses		(50,549)		53,249
Accrued Payroll		29,287		4,605
Net cash provided/(used) by operating activities		**(4,305,714)**		**(245,253)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Class B Non-Voting Common Stock		3,759,359		332,750
Proceeds from SAFE Notes		1,290,598		464,296
Right-of-Use Lease, Operating Lease		(72,000)		
Net cash provided/(used) by financing activities		**4,977,957**		**797,046**
Change in Cash		672,243		551,793
Cash—beginning of year		558,844		7,051
Cash—end of year	$	**1,231,086**	$	**558,844**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Right of Use Assets Obtained for a Lease Liability	$	175,240	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Technology Holdings North America, Inc. dba. Vama was incorporated on May 20, 2022, in the state of Delaware. The corporation possesses a fully owned subsidiary known as VAMA INT PTE, LTD, established on November 9, 2021, in Singapore. The consolidated financial statements of Technology Holdings North America Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Vama's vision is to provide a simple, secure, and convenient way for users to communicate and transact with each other using a single application. By integrating payments into the chat platform, users can easily and securely send money to each other without the need for multiple apps or complicated processes. This would not only save users time and effort but also provide a more streamlined and cohesive experience. In addition to payments, Vama's chat platform would provide a secure and private way for users to communicate with each other. Strong encryption and other security measures would be implemented to protect user data and privacy.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents exceeded FDIC-insured limits by $981,066 and $308,844 respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the

financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company revenue model is primarily based on transaction fees for payments made through the platform. When a user sends money to another user through Vama, the app will charge a small fee on the transaction, which is a percentage of the total amount sent.

Income Taxes

Technology Holdings North America, Inc. dba. Vama is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $954,462 and $51,635, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 16, 2025, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids refer to prepaid expenses, while other receivables primarily comprise security deposits. Accounts payable consist primarily of trade payables while other liabilities refer to accrued expenses and accrued payroll.

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Class A Voting Common Stock

The Company is authorized to issue 500,000,000 shares of Class A Voting Common Shares with a $0.0001 par value. As of December 31, 2024, and December 31, 2023, 496,869,392 and 150,000,000 shares of Class A Voting Common Stock have been issued and are outstanding.

Class B Non-Voting Common Stock

The Company is authorized to issue 200,000,000 shares of Class B Non-Voting Common Shares with a $0.0001 par value. As of December 31, 2024, and December 31, 2023, 9,083,003 and 428,450 shares of Class A Voting Common Stock have been issued and are outstanding.

Simple Agreements for Future Equity (SAFEs)

As of December 31, 2024, and 2023, the Company has outstanding SAFEs amounting to $1,754,894 and $464,296, respectively. The SAFE agreements grant investors the right to future equity in the same class and the series of shares sold during the financing event. The number of shares the investor receives will be determined as follows:

- If the Company's pre-money valuation immediately prior to this financing event is greater than the Valuation Cap (the Valuation Cap is set at US$40M and US$149M), the investor receives shares equal to the SAFE Purchase Price divided by the price per share calculated using the Valuation Cap.

- If the Company's pre-money valuation immediately prior to this financing event is less than or equal to the applicable Valuation Cap, the investor receives shares equal to the SAFE Purchase Price divided by the lowest price-per-share of the equity securities sold during the financing event.

Alternatively, upon the occurrence of a liquidity event, the SAFE agreements provide investors with the option to either (subject to certain exclusions set forth in the SAFE agreements):

- Receive a portion of the cash proceeds equal to the SAFE Purchase Price, or

- Automatically receive a number of shares of the Company's Common Stock equal to the SAFE Purchase Price divided by the price-per-share obtained by dividing the Valuation Cap of $40M by the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements.

The SAFE agreements primarily exhibit characteristics of equity. The absence of an unconditional obligation to transfer assets, the lack of a maturity date, and the primary feature of converting into equity all support the classification of these instruments as equity and the Company has recorded these instruments as equity.

5. LEASES

The Company rents business offices. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured. Its lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

The weighted average lease term and weighted average discount rate as of December 31, 2024, are 1.17 years and 4.54% respectively.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2024, are as follows:

	December 31, 2024
2025	$ 96,000
2026	16,000
2027	-
2028	-
2029	-
Thereafter	-
	112,000
Less: present value discounts	(3,115)
Total	$ 108,885

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For The Year Ended December 31,		2024		2023
Net Operating Loss	$	(1,224,582)	$	(76,882)
Valuation Allowance		1,224,582		76,882
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of Year Ended December 31,		2024		2023
Net Operating Loss	$	(1,303,454)	$	(78,872)
Valuation Allowance		1,303,454		78,872
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforward of $4,613,996. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

The Company's founder is the founding member of two (2) other entities: Technology Services Group Pte Ltd ("TSG") and Service Benefits LLC ("SB"). Throughout 2024 and 2023, TSG provided IT and software development services in the total amount of $ 1,010,000 and $55,000, respectively, and SB provided marketing services in exchange for $616,100 and $10,000, respectively. Payables to TSG as of December 31, 2024, and December 31, 2023, amounted to $8,298 and 0, respectively, while payables to SB as of December 31, 2024, and December 31, 2023, amounted to $2,942 and 0, respectively.

As of December 31, 2024, payable to directors of the Company amounted to $8,118.

Further, the Company entered into a services agreement in January of 2023 with SB to provide it with technical support for SB's systems and company processes for a period of one year, ending in December of 2023. As these are not the Company's primary business services, it recognized the money that was earned as other income and a total of $72,340 was received in exchange for the services provided.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023 there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through April 16, 2025, which is the issuance date of these financial statements.

In 2025, the Company raised approximately $1.3 million in gross proceeds from offering of Class B Non-Voting Common Stock to accredited investors pursuant to Regulation D exempt offering. The Company issued 1,976,940 shares against the gross proceeds which includes 667,640 bonus shares issued.

In 2025, the Company raised approximately $335,820 by issuing Simple Agreement for Future Equity (SAFE) pursuant to Regulation Crowdfunding. In 2025, the Company raised net proceeds of $307,615 from additional SAFE Notes.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $4,334,803, an accumulated deficit of $4,613,996, an operating cash outflow of $4,305,714, and liquid assets in cash of $1,231,086. The Company's situation raises substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.